UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 11)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, relating to the tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for the consideration per Share, as may be elected by each Company stockholder, between either (but not both) of (a) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the “Cash and CVR Consideration”) or (ii) $5.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “All Cash Closing Amount” or the “All Cash Consideration”) (the consideration per Share elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated May 14, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Election and Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025, as amended. The Offer to Purchase and Letter of Election and Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended by adding the bold and underlined language to, and removing the struck through language from, the first two paragraphs under the heading “Tender Offer” on page 1 of the Schedule 14D-9 as follows:

This Schedule 14D-9 relates to the cash tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for the consideration per Share, as may be elected by each Company stockholder, between either (but not both) of (i) (a) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (~~ii~~b) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (which is further discussed in the subsection below entitled “Arrangements with Merger Sub and Parent – Contingent Value Rights Agreement”) (the “Cash and CVR Consideration”) or (ii) $5.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “All Cash Closing Amount” or the “All Cash Consideration”) (the consideration per Share elected by the applicable Company stockholder between the Cash and CVR Consideration and the All-Cash Consideration~~Closing Amount plus one CVR~~, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated ~~March 7~~May 14, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Election and Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on ~~March 7~~May 14, 2025. The Offer to Purchase and Letter of Election and Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2025 (as amended by Amendment No. 1, dated as of May 13, 2025 (the “Merger Agreement Amendment”), and as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the date and time of the irrevocable acceptance for payment (the “Acceptance Time”) by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter, Merger Sub will merge with and into the Company (such merger, the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. The Merger will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter.

Item 2 of the Schedule 14D-9 is hereby amended by adding the bold and underlined language to, and removing the struck through language from, the fourteenth paragraph under the heading “Tender Offer” on page 4 of the Schedule 14D-9 as follows:

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements – The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time (the “Expiration Time”) of the Offer is one minute after 11:59 p.m., New York City time, on ~~May 28, 2025~~May 29, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the twenty-second paragraph under the heading “Tender Offer” on page 4 of the Schedule 14D-9:

On May 14, 2025, Carlyle, SK Capital and Parent announced that Merger Sub extended the expiration date of the Offer to one minute after 11:59 p.m., New York City time, on May 29, 2025. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time, on May 28 2025.

The depository for the Offer has advised Merger Sub that as of the close of business on May 13, 2025, approximately 2,281,724 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended by replacing the disclosure under the heading “Arrangements with Current Executive Officers and Directors of the Company – Consideration for Shares Tendered Pursuant to the Offer” beginning on page 6 of the Schedule 14D-9 with the following:

Each Share held by the executive officers and directors that is issued and outstanding as of immediately prior to the Effective Time (excluding Canceled Company Shares, Accepted Company Shares, and Dissenting Company Shares) will be canceled and automatically converted into the right to receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of May 12, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 45,919 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs which are further discussed in the subsection below entitled “– Effect of the Offer and the Merger on Stock Awards – Generally.” If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and elect the Cash and CVR Consideration, and those Shares were accepted for purchase and purchased by Parent, then, if the milestone under the CVR Agreement is achieved, the directors and officers would receive collectively, (i) an aggregate of $137,757 in cash, and (ii) $314,086 for CVRs, pursuant to tenders into the Offer. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and elect the All-Cash Consideration, and those Shares were accepted for purchase and purchased by Parent, then the directors and officers would receive collectively an aggregate of $229,595 in cash.

The following table sets forth the number of Shares beneficially owned as of May 12, 2025 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. One CVR shall also be provided as consideration for each such Share.

		If Cash and CVR Consideration is elected		If All Cash Consideration is elected
Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)	Maximum Cash Consideration for CVRs in Respect of Shares Beneficially Owned ($)(2)	Cash Consideration for Shares Beneficially Owned(3)
Executive Officers
Andrew Obenshain*	9,027	27,081	61,745	45,135
O. James Sterling	—	—	—
Richard A. Colvin, M.D., Ph.D.	3,552	10,656	24,296	17,760
Thomas J. Klima	3,414	10,242	23,352	17,070
Joseph Vittiglio	1,143	3,429	7,818	5,715
Non-Employee Directors
John O. Agwunobi, M.D.	1,323	3,969	9,049	6,615
Michael Cloonan	—	—	—
Charlotte Jones-Burton, M.D.	928	2,784	6,348	4,640
Elisabeth Leiderman, M.D.	1,112	3,336	7,606	5,560
Nick Leschly(4)	22,850	68,550	156,294	114,250
Richard Paulson	155	465	1,060	775
Najoh Tita-Reid	1,163	3,489	7,955	5,815
Mark Vachon	1,252	3,756	8,564	6,260

*	Mr. Obenshain is both a director and an executive officer.

(1)	Calculated based on (a) the number of owned Shares, multiplied by (b) $3.00.
(2)	Calculated based on (a) the number of owned Shares, multiplied by (b) $6.84, which is the amount payable per Share in the event the milestone under the CVR Agreement is achieved.
(3)	Calculated based on (a) the number of owned Shares, multiplied by (b) $5.00.
(4)

Such shares include 2,284 shares of common stock held in the Nick Leschly 2001 Trust for which Mr. Leschly is co-trustee with his spouse, and with whom he shares voting and dispositive power, and 6,150 shares of common stock held in the Nick Leschly Irrevocable GST Trust of 2019 for which Mr. Leschly is co-trustee with his spouse, and with whom he shares voting and dispositive power.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by replacing the disclosure under the heading “Recommendation of the Company Board” on page 16 of the Schedule 14D-9 with the following:

At a meeting of the Company Board held on May 13, 2025, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby, including the Offer and the Merger contemplated thereby, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, as amended by the Merger Agreement Amendment, and consummate the transactions contemplated thereby, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, as amended by the Merger Agreement Amendment, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Merger Agreement Amendment, upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement, as amended by the Merger Agreement Amendment, and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the holders of Shares prior to the Effective Time and (iv) subject to the terms and conditions set forth in the Merger Agreement, as amended by the Merger Agreement Amendment, recommended that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the press release issued by the Company, dated May 14, 2025, announcing the Merger Agreement, the Merger Agreement Amendment, the Offer and the Merger, is filed as Exhibit (a)(5)(BB) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4 of the Schedule 14D-9 is hereby amended by adding the bold and underlined language to, and removing the struck through language from, the fifty-ninth paragraph under the heading “Background and Reasons for the Company Board’s Recommendation – Background of the Offer and the Merger” on page 27 of the Schedule 14D-9 as follows:

Later that day, after the transaction documents were in substantially final form, the Company Board, with members of Company management and representatives of each of Leerink Partners and Latham present, met and discussed the status of the transaction, including the fiduciary duties of the members of the Company Board and the resolution and ultimate outcome regarding the open points in the transaction documents. Furthermore, representatives of Leerink Partners reviewed with the Company Board its financial analysis of the Closing Amount and rendered its oral opinion to the Company Board, which was subsequently confirmed by delivery of a written opinion dated as of such date, that based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Closing Amount to be paid to the stockholders of the Company (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. For more information about the opinion of Leerink Partners, see below under the caption “Opinion of Leerink Partners LLC”. Company management also shared their Net Revenue Projections related to the Company’s existing product portfolio, including the assumptions made in connection therewith. For additional information regarding such Net Revenue Projections, see below under the section entitled “Certain Unaudited Prospective Net Revenue Information”. Representatives of Company management and the Transaction Committee also informed the Company Board that, based upon, among other things, their views of the Company’s prospects on a standalone basis, their consideration of all the alternatives available to the Company and taking into consideration the information and advice provided by Leerink Partners and Latham, it was the recommendation of Company management that the Company Board approve the transaction as proposed by PJC, Carlyle and SK Capital upon the terms negotiated by the parties and as set forth in the Merger Agreement, the transaction documents contemplated thereby and the Debt Documents. Following that discussion, the Company Board unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including the original offer of $3.00 in cash and one CVR (the “Original Offer”) ~~Offer~~ and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement; (B) approved, adopted and declared advisable the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Original Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein; and (C) subject to the terms and conditions set forth in the Merger Agreement, recommended that the stockholders of the Company accept the Original Offer and tender their Shares to Merger Sub pursuant to the Original Offer. The Company Board also approved the form of CVR Agreement, to be attached as an exhibit to the Merger Agreement, and the Debt Documents. For more information concerning the factors that the Company Board considered, see the section titled “Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation – Background of the Offer and the Merger” on page 28 of the Schedule 14D-9:

On May 8, 2025, representatives of Ayrmid informed management that they were continuing their efforts to obtain committed financing and make a binding offer and requested to meet with members of management to complete additional diligence. Later that day, representatives of Ayrmid provided management a list of additional diligence questions they wished to discuss with management.

On May 9, 2025, representatives of the Transaction Committee convened, with management and representatives of Latham and Leerink Partners in attendance, to discuss the outreach from Ayrmid. Following significant discussion, the Transaction Committee determined that in light of prior interactions with Ayrmid, including Ayrmid’s failure to deliver a binding offer 6 weeks after their original outreach, Ayrmid was unlikely to deliver a Superior Proposal and further engagement would not be to the benefit of bluebird stockholders. Following such discussion and at the direction of the Transaction Committee, members of management informed the representatives of Ayrmid that they were not willing to engage in further discussions unless Ayrmid delivered a binding offer with committed financing.

On May 12, 2025, the Transaction Committee convened, with management and representatives of Latham and Leerink Partners in attendance and discussed the status of the tender offer in light of the anticipated expiration date later that evening. Immediately prior to the then-current expiration time of the Offer (which was extended by Parent), approximately 2,502,927 Shares had been tendered.

On May 13, 2025, Carlyle, SK Capital and Parent announced that Merger Sub had extended the expiration date of the Offer to one minute after 11:59 p.m., New York City time, on May 28, 2025. Later that morning, representatives of WLRK, Orrick and K&E sent a draft amendment to the Merger Agreement to representatives of Latham (the “Draft Amendment” and, as executed, the “Merger Agreement Amendment”). The Draft Amendment contemplated adding an election construct, in which the Company’s stockholders can elect to receive either (a) $3.00 per share in cash and a contingent value right per share, entitling the holder to a payment of $6.84 in cash per contingent value right if bluebird’s current product portfolio achieves $600 million in net sales in any trailing 12-month period prior to or ending on December 31, 2027, for a potential total value of up to $9.84 per share in cash, or (b) $5.00 per share in cash (the “Offer”).

Later that day, the Company Board, with members of Company management and representatives of each of Leerink Partners and Latham present, met and discussed the Draft Amendment, including the fiduciary duties of the members of the Company Board and the opportunity for the Company’s stockholders to elect to receive additional consideration at Closing in lieu of the CVR. Following that discussion, the Company Board unanimously (i) determined that the Merger Agreement, as amended by the Draft Amendment, and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, as amended by the Draft Amendment, and consummate the transactions contemplated thereby, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, as amended by the Draft Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement, as amended by the Draft Agreement, upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement, as amended by the Draft Amendment, and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the holders of Shares prior to the Effective Time and (iv) subject to the terms and conditions set forth in the Merger Agreement, as amended by the Draft Agreement, recommended that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

That same night, the parties finalized the execution versions of the transaction documents in connection with the Offer, and the Company, PJC, Merger Sub, Parent, Carlyle and SK Capital, as applicable, executed and delivered the amendment to the Merger Agreement, an amendment to the Carlyle Equity Commitment Letter and an amendment to the SK Capital Equity Commitment Letter. On May 14, 2025, before the opening of the markets in the United States, the Company, Carlyle and SK Capital issued a joint press release announcing the execution and delivery of the amendment to the Merger Agreement and the other transaction documents.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the fourteenth bullet point under the heading “Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board” on page 30 of the Schedule 14D-9:

•

Choice of Consideration. The Company Board considered the ability of the Company’s stockholders in the offer to elect to receive the Cash and CVR Consideration, or the All-Cash Consideration as provided in the Merger Agreement Amendment. The ability to choose the All-Cash Consideration will offer the Company’s stockholders certainty as to the value of that consideration, while the ability to choose the Cash and CVR Consideration will offer the Company’s stockholders the opportunity to realize additional value through a potential additional cash payment of $6.84 if the milestone set forth in the CVR Agreement is achieved within the time period described therein.

Item 8. Additional Information.

The bold and underlined language is added to and the struck through language is removed from the paragraph under the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 53 of the Schedule 14D-9 is deleted and replaced with the following paragraph.

On March 10, 2025, and March 17, 2025, purported stockholders of the Company filed lawsuits captioned Laughlin et al. v. bluebird bio, Inc., et al., No. 1:25-cv-02497 (N.D. Ill.) (the “Laughlin Lawsuit”), and Smith v. bluebird bio, Inc., et al., No. 1:25-cv-02802 (N.D. Ill.) (the “Smith Lawsuit”) in the United States District Court of the Northern District of Illinois, alleging the Tender Offer Statement and Recommendation Statement contained materially incomplete and misleading information relating to the Transactions. On March 13, 2025, two additional purported stockholders of bluebird filed lawsuits in the

Supreme Court of New York County of New York, captioned Jones v. bluebird bio, Inc., et al., No. 651420/2025 (Sup. Ct. N.Y. Cnty.) (the “Jones Lawsuit”), and Kent v. bluebird bio, Inc., et al., No. 651424/2025 (Sup. Ct. N.Y. Cnty.) (the “Kent Lawsuit,” and collectively the “Lawsuits”), asserting negligence and negligent misrepresentation and concealment under New York law regarding the Transactions. Additionally, seventeen purported stockholders of the Company demanded that the Company disclose additional information related to the Transactions (the “Disclosure Demands” and collectively with the Lawsuits, the “Actions”). On April 15, 2025, the plaintiffs in the Laughlin Lawsuit filed a notice of voluntary dismissal with prejudice. On May 11, 2025, the plaintiffs in the Smith Lawsuit filed an unopposed motion to extend time to answer or otherwise respond to the complaint. The Actions generally assert that the Company failed to disclose material information in connection with the Transactions, including information regarding the Company’s historical data, financial projections, relationship with its financial advisor, the Company’s Transaction Committee, and discussions regarding the retention of Company management. The Company believes the claims asserted in the Actions are without merit.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by replacing the following exhibits:

Exhibit Number	Description

(a)(1)(A)	Amended and Restated Offer to Purchase, dated May 14, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on May 14, 2025 (the “Schedule TO”) by Beacon Merger Sub, Inc., Beacon Midco, Inc., Beacon Parent Holdings, L.P., Beacon General Partner, LLC, Carlyle Partners Growth, L.P., SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P).

(a)(1)(B)	Form of Letter of Election and Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(e)(19)	Amendment No. 1, dated May 13, 2025, to the Agreement and Plan of Merger, dated as of February 21, 2025, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit (d)(8) of the Schedule TO).

(a)(5)(BB)	Press Release, dated May 14, 2025 (incorporated by reference to Exhibit (a)(5)(I) of the Schedule TO).

(a)(5)(CC)	Letter to Shareholders, dated May 14, 2025.

(a)(5)(DD)	Email from Andrew Obenshain, Chief Executive Officer of bluebird bio, sent to employees, dated May 14, 2025.

(a)(5)(EE)	Frequently Asked Questions, dated May 14, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.
By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	May 14, 2025